Exhibit 99.2

January 10, 2016

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Re: Results of Tender Offer for U. Dori Group Ltd.

Further to Exhibit 99.2 to the Current Report on Form 6-K originally furnished by Gazit-Globe Ltd. (the “Company”) to the U.S. SEC on December 14, 2015 regarding the full tender offer by its subsidiary company, Gazit-Globe Israel (Development) Ltd.1, for the remaining shares of U. Dori Group Ltd.2 in exchange for cash, the Company would like to report that on January 10, 2016, Gazit-Globe Israel (Development) Ltd. published the results of the tender offer and announced that the minimum acceptance threshold under the Israeli Corporations Law had not been met, and therefore the tender offer had been rejected.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

[1]	The Company holds approximately 84.65% of the outstanding share capital and voting rights of Gazit-Globe Israel (Development) Ltd. (75% on a fully-diluted basis).
[2]	Gazit-Globe Israel (Development) Ltd. holds (including through subsidiary companies) approximately 84.9% of the outstanding share capital of U. Dori Group Ltd.